UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Second Quarter of 2026

The preliminary financial performance figures for Woori Financial Group Inc. (“Woori Financial Group”) for the quarter ended June 30, 2026, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2026	1Q 2026	% Change Increase (Decrease)	2Q 2025	% Change Increase (Decrease)
Revenue*	Specified Quarter	13,165,152	15,282,382	(13.85)	13,570,154	(2.98)
	Cumulative Basis	28,447,534	—	—	23,228,682	22.47
Operating Income	Specified Quarter	1,315,751	808,155	62.81	1,108,451	18.70
	Cumulative Basis	2,123,906	—	—	1,977,714	7.39
Income before Income Tax Expense	Specified Quarter	1,318,276	848,192	55.42	1,186,485	11.11
	Cumulative Basis	2,166,468	—	—	2,051,080	5.63
Net Income	Specified Quarter	1,026,539	639,433	60.54	939,743	9.24
	Cumulative Basis	1,665,972	—	—	1,594,299	4.50
Profit to the Equity Holders of the Parent Entity	Specified Quarter	1,004,635	604,318	66.24	935,328	7.41
	Cumulative Basis	1,608,953	—	—	1,552,019	3.67

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, insurance income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Second Quarter of 2026

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the quarter ended June 30, 2026, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2026	1Q 2026	% Change Increase (Decrease)	2Q 2025	% Change Increase (Decrease)
Revenue*	Specified Quarter	9,187,787	12,001,481	(23.44)	12,255,206	(25.03)
	Cumulative Basis	21,189,268	—	—	20,717,495	2.28
Operating Income	Specified Quarter	1,082,853	663,926	63.10	1,101,595	(1.70)
	Cumulative Basis	1,746,779	—	—	1,916,653	(8.86)
Income before Income Tax Expense	Specified Quarter	1,063,006	681,621	55.95	1,131,835	(6.08)
	Cumulative Basis	1,744,627	—	—	1,950,016	(10.53)
Net Income	Specified Quarter	842,782	521,799	61.51	916,702	(8.06)
	Cumulative Basis	1,364,581	—	—	1,551,920	(12.07)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	842,086	530,867	58.62	923,581	(8.82)
	Cumulative Basis	1,372,953	—	—	1,557,693	(11.86)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 24, 2026	By:	/s/ Seong Min Kwak
(Signature)
	Name:	Seong Min Kwak
	Title:	Deputy President